UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: October 3, 2017

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 29, 2017, Fly Leasing Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, as representative of the several underwriters named therein (the “Underwriters”).  Pursuant to the Underwriting Agreement, the Company agreed to issue and sell to the Underwriters, and the Underwriters agreed to purchase for resale to the public, $300,000,000 aggregate principal amount of the Company’s 5.250% Senior Notes due 2024 (the “Notes”).  The Company expects the offering of the Notes to close on October 16, 2017.

The Notes will be sold to the Underwriters at an issue price of 98.383% of the principal amount thereof, and the Underwriters will offer the Notes at a price of 100.000% of the principal amount thereof.  The net proceeds to the Company will be approximately $294.2 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company. The Company plans to use the net proceeds from the sale of the Notes, together with cash on hand, to redeem its outstanding 6.75% Senior Notes due 2020, all $375 million aggregate principal amount of which the Company will call for redemption on December 15, 2017.

The Notes are being offered and sold pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-219933), which was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2017 and declared effective by the SEC on September 7, 2017.

The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated herein by reference.  In addition, the attached Underwriting Agreement is only intended to provide investors and security holders with information regarding its terms. The attached Underwriting Agreement is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the contracting parties.

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
1.1	Underwriting Agreement dated September 29, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

October 3, 2017	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title
1.1	Underwriting Agreement dated September 29, 2017